Brian S. Korn Manatt, Phelps & Phillips, LLP Direct Dial: (212) 790-4510 BKorn@manatt.com

June 26, 2023 VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:	Pearlyne Paulemon and Pam Howell Office of Real Estate and Construction

Re:	Groundfloor Yield LLC Offering Statement on Form 1-A Post-qualification Amendment Filed May 19, 2023 File No. 024-11411

Dear All:

We are submitting this letter on behalf of our client, Groundfloor Yield LLC (the “Company”), in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter dated June 5, 2023 (the “Comment Letter”) in connection with the Company’s Post-Qualification Offering Statement on Form 1-A, as submitted with the SEC on May 19, 2023 (the “Offering Circular Amendment”) and the discussions with the staff on June 12, 13, and 22 2023 (the “Discussions”).

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Offering Circular Amendment. All page number references in the Company’s responses are to page numbers in the Offering Circular Amendment, which is being refiled concurrently with this response.

Manatt, Phelps & Phillips, LLP 7 Times Square, New York, New York 10036 Tel: 212.790.4500 Fax: 212.790.4545

Albany | Boston | Chicago | Los Angeles | New York | Orange County | Palo Alto | Sacramento | San Francisco | Washington, D.C.

June 26, 2023

Post Qualification Amendment to Form 1-A filed May 19, 2023

General

1.       We note the risk factor added on page 15 in response to comment 1. Please remove the reference to an insignificant deviation under Rule 260(a) as the risk factors section should not contain mitigating language. In addition, please clearly disclose the amount of securities sold during the time period that may be subject to rescission claims.

Response: The Company acknowledges the comment and has removed the reference to Rule 260(a) and other mitigating language. The Company has also added the amount of securities sold that may be subject to rescission claims. See page 15.

2.       We continue to consider you auto-invest and rollover programs.

Response: The Company acknowledges the comment. The Company has updated the relevant language in the Offering Circular to require an affirmative consent from the investor in the case of investments made under the Groundfloor Yield Auto-Invest Program and with respect to rollovers. See pages 8, 9, 10, 22, 31, and 33.

****************

June 26, 2023

We thank you for your prompt attention to this letter responding to the previously submitted Registration Statement on Form 1-A and Comment Letter. Should you or the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 790-4510.

Sincerely, /s/ Brian S. Korn Brian S. Korn

cc:	Groundfloor Yield LLC Nick Bhargava